Exhibit 99.1

FOR IMMEDIATE RELEASE TSX Venture Stock Symbol: EDE EDGE RESOURCES INC.	August 16, 2011 Calgary, Alberta

Edge Initiates Summer Drilling Program and Appoints New CFO

CALGARY, ALBERTA  (August 16, 2011) – Edge Resources Inc. ("Edge" or the "Company") is pleased to report that it has moved a drilling rig to the first of six wells that will be drilled as part of Edge’s summer drilling program.

The first well has been spud and should be drilled, logged and cased within the next 48 hours before moving to the next location. Wet weather continues to be an issue in the area and may delay one or more of the subsequent rig moves; however, the Company has taken all necessary steps to minimize disruptions due to weather and complete a successful drilling program on or under budget.

Brad Nichol, President and CEO of Edge commented, “We are pleased to be moving a drilling rig and kicking off our summer drilling program.  Work on the tie-in of additional production will continue throughout the summer, as well.”  Nichol added, “This drilling program means we will continue to add land and value through the drill bit but, in this low-priced natural gas environment, we are also continuing our acquisition efforts, which we hope will result in additions to the land and production base in the near future.”

The Company also is pleased to announce that, as planned, Ian Thomson has stepped down as the Company’s CFO and has been replaced by Nathan Steinke, effective August 1, 2011.  Mr. Thomson will remain as a consultant to the Company for the foreseeable future.  The Board was very pleased with Mr. Thomson’s performance and is glad to support him in the future.

Nathan Steinke was formerly the CFO of Milestone Exploration Inc., a private junior oil and gas exploration, development and production company focused on growth opportunities and recently achieved production of approximately 2,800 boe/day.  Mr. Steinke is a Chartered Accountant and articled in Calgary with a well known accounting firm.  Mr. Steinke also worked as a field operator with Husky Energy, prior to pursuing his accounting designation.

Nichol added, “We were very pleased with Ian’s work and are glad to continue our working relationship with him.  Nathan is an excellent, full-time replacement that I am confident will provide shareholder value well into the future.  He is pragmatic and experienced – and it is exceptional that he has hands-on field experience that is very rare for most people in his position.  He is a great fit with our existing team and has contributed very quickly by playing a key role in securing our recently increased debt facilities.

Additionally, the Board has approved the issuance of 1,600,000 options to officers, directors, and consultants to the Company.  The options expire in 5 years and have a strike price of $0.275/share.  One quarter vest immediately, one quarter in 12 months, one quarter in 24 months and the final quarter on the 3rd anniversary of the grant date.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Phone: +1 (403) 767 9905

OR

Nathan Steinke
Chief Financial Officer
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.